UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at December 21, 2009

ROCKWELL DIAMONDS INC.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ David J. Copeland
Chairman

Date: January 12, 2010

* Print the name and title of the signing officer under his signature.

Level 0, Wilds View, Isle of Houghton
Cnr. Carse O'Gowrie & Boundary Rd.,
Houghton Estate, Johannesburg, 2198
South Africa
Tel: 27 11 481 7200
Fax: 27 11 481 7235
--
Ste. 1020-800 West Pender Street
Vancouver, BC
Canada
Tel: 604-684-6365
Toll Free: 1-800-667-2114
Fax: 604-684-8092

ROCKWELL PROVIDES OPERATIONAL UPDATE
ANNOUNCES RECEIPT OF TWO SAFETY AWARDS

December 21, 2009, Vancouver, B.C. - Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSX: RDI; JSE: RDI; OTCBB: RDIAF) provides an update on its operations, with a particular focus on the period September 1, 2009 to November 30, 2009 (third quarter fiscal 2010). Management is also pleased to announce that the operations have won two safety awards.

Operational Update - Improved plant throughput and diamond recoveries

The restructuring and efficiency improvement initiatives implemented by Rockwell in early 2009 continue to have a positive impact on the Company's operations at Saxendrift, Klipdam, and Wouterspan. Wouterspan remains on care and maintenance. Further improvements are expected from ongoing re-engineering initiatives at the Company's processing plants. In addition, recruitment of additional personnel with engineering skills as well as senior operations management is providing benefit to operating systems and processing plant. The Company continues to focus on better mining efficiency, improved production and lower operating costs.

As a result of its initiatives to improve production and cut costs Rockwell operations exceeded the average annual target of 2,500 carats per month from the three mines during the dry winter period of June to September 2009. Previously, the Company was achieving similar production from four mines. In spite of an extremely strong South African Rand relative to the US Dollar, cash operating costs have remained below the target range of US$3 - 3.50 per tonne.

Summer rainfall has caused a slight decrease in production in October, November, and December relative to the production achieved in the dry winter months (April - September). Heavy summer rains in mid-October, and rainfall in excess of 150 mm (approximately 6 in.) over a three day period in early November in the Holpan and Klipdam area north of Kimberley impeded the work of heavy equipment and processing plants. Production is likely to improve during the drier mid-summer period and into the 2010 winter period.

During December 2008 and January 2009, the operations had an extended closure due to the impact of the credit crunch and steep fall in diamond prices. As a result of this extended closure, there was a sharp decline in production for the last quarter of fiscal 2009. This year the Company will continue with operations through December 2009 and January 2010. Agreements between organized labour and management have facilitated a brief closure over the Christmas and New Year period thereby minimizing production decreases.

Diamond production data for each of Rockwell's three currently active sites for the current fiscal year is presented in the table below, followed by a brief operational summary for each mine.

Carat Production
	Holpan	Klipdam	Saxendrift	Total*
March	150.00	498.99	492.40	1,141.42
April	322.94	529.30	294.77	1,147.01
May	513.45	579.55	639.79	1,732.80
June	512.10	1,029.16	748.73	2,289.99
July	831.98	1,430.90	565.56	2,836.71
August	815.59	1,201.01	792.13	2,809.23
September	869.13	1,073.42	1,068.16	3,010.71
October	460.93	553.95	1,283.59	2,300.47
November	372.80	930.22	1,089.58	2,392.60

* total include carats recovered from Wouterspan.

Saxendrift mine - The Saxendrift wet rotary pan plant continues to show steady improvement in throughput; its operating cost structure is the lowest of the three mines. During the last quarter, a new high volume (100 tonne) tailings discard bin was erected on site which will lead to additional de-bottlenecking. The bin was built in-house with oversight from an independent consulting engineering firm.

Improvements to the layout of the open pit mining areas have helped maintain throughput and the operating cost structure. In calendar 2010, the Company plans to replace the existing scrubber units with more robust higher volume units manufactured in Johannesburg to further increase efficiencies and reduce costs. The scrubber units removed from Saxendrift will be retained for future use at other less geologically abrasive deposits in the Vaal River environment. Saxendrift is consistently meeting its target throughput of 240,000 tonnes of gravel per month and achieved 297,973 tonnes in November 2009.

Klipdam mine - Klipdam is currently the focus of an audit process to identify bottlenecks and inefficiency. Improvements have been made to the site layout to better cope with run-off from heavy rain. New and improved screening systems are being investigated to deal with wet ground, particularly the clay rich Rooikoppie deposits during the wetter summer months.

Holpan mine - This operation is receiving on-going attention from the engineering and maintenance team to improve throughput and lower costs. During November, the alignment and replacement of gearboxes as part of the normal planned maintenance program on the large 500 tonne per hour Holpan scrubber was completed, resulting in approximately four days of lost production. As noted previously, progressive improvement in throughput and lowering of operating costs at the Holpan operation are particularly important, given that the Dense Media Separation plant is a higher cost operating unit than the rotary pan plants at the Company's other operations.

Wouterspan mine - In February 2009, this mine was placed on care and maintenance. Over the past three months, the Company has initiated planning and design drawing and costing of the planned modernization of the Wouterspan pan plant. The intention is to implement a phased program to replace the existing 12-pan rotary pan plant with 4 to 8 larger (18-foot) rotary pans that would emulate the throughput and operating costs of the Saxendrift plant.

Operating costs - Since March 2009, Rockwell has consistently maintained its cash operating costs at the bottom end of its target range of US$3 - $3.50 per tonne. The Saxendrift mine has shown encouragingly low (less than US$3 per tonne) operating costs. The Company's operating teams are working to ensure that similar results can be achieved at its other operations. Production and cost figures are tabulated below.

Production and Costs
2009	Production Tonnes	Carats	Cash Costs* (ZAR)	Unit Costs (ZAR/Tonne)	Unit Total Costs (US$/Tonne)	Unit Cash Cost (US$/Tonne)
March	370,509	1,141	10,580,191	47.67	$4.77	$2.86
April	407,159	1,147	9,239,682	42.50	$4.65	$2.57
May	462,488	1,733	9,769,494	38.24	$4.58	$2.34
June	441,031	2,290	10,506,602	43.23	$5.51	$3.22
July	564,041	2,836	12,484,466	27.74	$3.78	$2.77
August	515,365	2,809	12,327,417	24.29	$4.08	$3.04
September	597,594	3,011	10,938,465	18.21	$3.54	$2.69
October	569,391	2,300	13,561,305	23.82	$3.89	$3.18
November	547,980	2,392	10,670,165	19.47	$4.31	$2.59

* July, August, September and October numbers include the Westbank payment holiday.

Rockwell Operations recognized through Safety Awards

In October, Rockwell was awarded first place in the Northern Cape Mine Managers Safety Competition run by the Department of Minerals and Resources. This award was for Open Cast Mines with more than 200 employees and there were 12 competing mining companies from diamond, iron ore, manganese, lime and cement mining operations.

In addition, Rockwell Safety Teams from each of its operating mine participated in the Northern Cape Mine Mangers Safety Competition, held at the Idwala Lime operations at Limeacres and including most of the large and mid-tier mining companies operating in the minerals rich Northern Cape Province. Rockwell Safety Teams performed exceptionally well. Company employee MacDonald Matabogi was awarded the prestigious Gold Medal and trophy for the best overall safety representative.

President and CEO John Bristow stated "Over the past twelve months changes and enhancements to our operating procedures, plants, and business model, and focus on cost reductions, training to increase productivity, improved communication in tandem with efforts to emphasize safety and health in the workplace have led to increased production, reduced costs, and enhanced our excellent safety performance. We are proud of the achievements of our Safety Teams, safety representatives, employees and management through 2009, and we continue to focus on ensuring that the Company is operating at better than break-even point and is positioned to return to profit and grow as diamond prices improve.

We wish all our shareholders an enjoyable Festive Season and a successful 2010, and wish to acknowledge the support that Rockwell has received from shareholders and stakeholders through 2009."

For further details on Rockwell Diamonds Inc., please visit the Company's website at www.rockwelldiamonds.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that each Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, and market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.